UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2022	2021
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	8,390	6,340

Other investments	12,723	13,609

Total investments	21,113	19,949

Receivables:

Notes receivable from participants	139	145

Other receivables	14	2

Total receivables	153	147

Total assets	21,266	20,096

Liabilities

Payables and accrued liabilities	73	76

Total liabilities	73	76

Net assets available for benefits	21,193	20,020

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED 2022
(millions of dollars)

Contributions:

Employer	249
Participant	404
Transfers-in at fair value	152

Total contributions	805

Investment income/(loss):

Interest	174
Dividends	320
Net appreciation/(depreciation) in fair value of investments	2,447

Net investment income/(loss)	2,941

Interest income on notes receivable from participants	6

Benefit payments	(2,579)

Net increase/(decrease)	1,173

Net assets available for benefits:

Beginning of year	20,020

End of year	21,193

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2022, employer contributions totaling $2 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks. Market risks include global events which could impact the value of investments securities, such as pandemics or international conflicts.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2022, certain Plan investments were units of various funds managed by The Northern Trust Company, and therefore, purchases and sales of these investments qualified as party in interest transactions. The Northern Trust Company also provided custodial services to the Plan.

The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the Plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.

Notes receivable from participants (participant loans) also qualify as party in interest transactions.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated August 7, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2022 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	8,390		8,390	(1)
U.S. Government Securities	2,362				2,362	(2)
Corporate Debt Securities	914				914	(2)

Total	11,666		8,390		3,276

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	4,608	(3)
Small & Mid Cap Fund	2,245	(3)
World Ex-US Equity Fund	1,500	(3)
Aggregate Bond Fund	960	(4)
Short term investments	134	(5)

Total	21,113

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2021 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	6,340		6,340	(1)
U.S. Government Securities	2,000				2,000	(2)

Total	8,340		6,340		2,000

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	5,591	(3)
Small & Mid Cap Fund	3,059	(3)
World Ex-US Equity Fund	1,745	(3)
Aggregate Bond Fund	1,148	(4)
Short term investments	66	(5)

Total	19,949

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	U.S SAVINGS BOND SERIES I	10.880%	02/01/38	294,843		294,843
	U.S SAVINGS BOND SERIES I	11.720%	10/01/32	189,622		189,622
	U.S SAVINGS BOND SERIES I	6.580%	05/01/44	220,975		220,975
	U.S SAVINGS BOND SERIES I	10.350%	02/01/39	256,725		256,725
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	135,603		135,603
	U.S SAVINGS BOND SERIES I	12.760%	10/01/31	462,559		462,559
	U.S SAVINGS BOND SERIES I	11.300%	01/01/33	344,216		344,216
	U.S SAVINGS BOND SERIES I	9.930%	01/01/40	238,694		238,694
	U.S SAVINGS BOND SERIES I	9.620%	01/01/43	28,078		28,078
	U.S.TREASURY NOTES	1.500%	01/15/23	60,372		60,372
	U.S.TREASURY NOTES	0.125%	01/31/23	24,938		24,938
	U.S.TREASURY NOTES	1.750%	01/31/23	35,193		35,193
	U.S.TREASURY NOTES	1.375%	02/15/23	50,089		50,089
	U.S.TREASURY NOTES	0.125%	03/31/23	19,802		19,802

	TOTAL U.S. GOVERNMENT SECURITIES					2,361,709

	CORPORATE DEBT SECURITIES

	AGRICULTURAL BK CHINA LTD	4.679%	03/01/23	15,000		14,882
	AGRICULTURAL BK CHINA LTD	4.687%	03/03/23	13,500		13,390
	ALPINE SECURITIZATION LTD	4.861%	05/01/23	5,000		4,919
	ANGLESEA FDG PLC / ANGLESEA	4.336%	01/05/23	5,000		4,996
	ANGLESEA FDG PLC / ANGLESEA	4.353%	01/27/23	10,000		9,966
	ARKANSAS ELEC COOP CORP	4.323%	01/03/23	13,500		13,494
	BANCO DEL ESTADO DE CHILE	4.343%	01/27/23	13,500		13,455
	BANCO SANTANDER SA	4.763%	02/28/23	10,000		9,924
	BANK CHINA LTD HONG KONG	4.609%	02/27/23	13,500		13,399
	BANQUE ET CAISSE D EPARGNE	4.573%	03/09/23	250		248
	BANQUE ET CAISSE D EPARGNE	4.398%	02/06/23	5,699		5,673
	BARCLAYS CAP INC	4.414%	02/09/23	12,000		11,940
	BARTON CAP SA	4.565%	02/24/23	8,000		7,944
	BPCE DISC	4.381%	02/01/23	10,000		9,960
	BRITANNIA FDG CO LLC	4.364%	01/19/23	4,045		4,035

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	BRITANNIA FDG CO LLC	4.445%	02/07/23	7,958		7,920
	CANADA GOVT DISC	4.621%	01/11/23	15,000		14,979
	CANADA GOVT DISC	4.494%	03/06/23	15,000		14,877
	CANADIAN NATL RY CO	4.421%	02/08/23	13,000		12,936
	CDP FINL INC	4.352%	01/30/23	4,600		4,583
	CHESHAM FIN LTD	5.000%	01/05/23	15,000		14,989
	CHESHAM FIN LTD	5.000%	03/14/23	10,000		9,906
	CHINA CONSTR BK CORP	4.359%	01/12/23	13,500		13,479
*	CITIGROUP GLOBAL MKTS INC	4.323%	01/03/23	10,000		9,995
	CONCORD MINUTEMEN CAP CO	4.508%	01/13/23	10,000		9,983
	CORPORACION ANDINA	4.326%	01/09/23	13,000		12,984
	CORPORACION ANDINA	4.336%	01/19/23	15,000		14,964
	CREDIT AGRICOLE CORPORATE	4.546%	02/28/23	13,500		13,403
	CUMMINS INC	4.326%	01/04/23	10,500		10,494
	DBS BK LTD SINGAPORE	4.595%	02/27/23	6,000		5,955
	DBS BK LTD SINGAPORE	4.652%	03/10/23	13,500		13,380
	DEERE JOHN CAP CORP	4.370%	02/14/23	4,800		4,773
	EBURY FIN LTD	4.362%	01/04/23	10,000		9,994
	EBURY FIN LTD	4.329%	02/02/23	13,500		13,444
	EBURY FIN LTD	4.478%	01/30/23	13,500		13,449
	FEDERATION DES CAISSES	4.455%	02/07/23	2,300		2,289
	FEDERATION DES CAISSES	4.615%	03/06/23	13,500		13,388
	FIRST ABU DHABI BK	4.421%	02/08/23	12,500		12,439
	FIRST ABU DHABI BK	4.373%	02/22/23	13,500		13,409
	GLENCOVE FDG DAC / GLENCOVE	4.467%	02/15/23	7,000		6,959
	GLENCOVE FDG DAC / GLENCOVE	4.748%	03/13/23	11,878		11,768
	GTA FDG LLC	4.729%	03/29/23	10,000		9,884
	HALKIN FIN LLC	4.353%	01/26/23	10,000		9,967
	HALKIN FIN LLC	4.707%	03/15/23	13,500		13,371
	INDL & COML BK CHINA	4.442%	01/20/23	15,000		14,961
	INDL & COML BK CHINA	4.468%	01/25/23	13,000		12,958
	INDL & COML BK CHINA	4.577%	02/10/23	5,000		4,973
	J P MORGAN SECS LLC	4.383%	01/17/23	12,000		11,974
	KEB HANA BK NEW YORK AGY	4.576%	01/17/23	393		392

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	KEB HANA BK NEW YORK AGY	4.343%	03/06/23	10,000		9,917
	KOCH INDS INC	4.293%	01/03/23	13,000		12,994
	KOCH INDS INC	4.304%	01/13/23	13,500		13,477
	KOOKMIN BK	4.351%	01/25/23	12,000		11,962
	KOOKMIN BK	4.640%	03/09/23	250		248
	KOREA DEV BK	4.351%	01/25/23	10,000		9,969
	LEXINGTON PARKER CAP CO	4.571%	03/03/23	13,800		13,690
	LIME FDG LLC	4.346%	01/20/23	13,500		13,466
	LLOYDS BK CORPORATE MKTS	4.375%	02/01/23	250		249
	LMA S A / LMA AMERS LLC	4.321%	01/12/23	8,000		7,988
	LMA S A / LMA AMERS LLC	4.465%	02/09/23	2,650		2,637
	MACKINAC FDG CO LLC ASSET	4.332%	01/05/23	1,800		1,799
	MACKINAC FDG CO LLC ASSET	4.365%	01/18/23	13,500		13,469
	MACQUARIE BK LTD	4.496%	02/14/23	2,500		2,486
	MAYBANK SINGAPORE LTD	4.564%	03/10/23	13,500		13,337
	MAYBANK SINGAPORE LTD	4.918%	02/28/23	10,000		9,925
	MITSUBISHI UFJ TR & CORP N	4.373%	02/06/23	13,500		13,438
	MIZUHO BK LTD SINGAPORE	4.672%	03/07/23	7,760		7,693
	MIZUHO BK LTD SINGAPORE	4.773%	03/22/23	9,000		8,903
	MOUNTCLIFF FDG LLC	4.703%	03/13/23	13,500		13,373
	MUFG BK LTD N Y BRH	4.448%	03/13/23	10,000		9,911
	NATIONAL SECS CLEARING CORP	4.464%	02/16/23	13,500		13,420
	NATIXIS N Y BRH	4.479%	03/03/23	450		447
	NATIXIS N Y BRH	4.530%	02/17/23	10,000		9,941
	NRW BK	4.532%	03/08/23	9,250		9,172
	OESTERREICHISCHE	4.407%	02/15/23	15,000		14,914
	ONTARIO TEACHERS FIN	4.592%	03/09/23	275		273
	PACIFIC LIFE SHORT TERM	4.527%	02/27/23	10,650		10,572
	PODIUM FDG TR	4.652%	03/07/23	13,500		13,384
	PSP CAP INC	4.528%	02/27/23	15,000		14,889
	PVTPL BARCLAYS BK	4.414%	02/09/23	5,000		4,975
	PVTPL CDP FINL INC	4.724%	04/17/23	5,025		4,955
	PVTPL CROWN PT CAP CO LLC	4.864%	01/23/23	5,000		4,985
	PVTPL LEGACY CAP CO LLC	4.791%	03/08/23	8,000		7,929

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	QUEENSLAND TREAS CORP	4.308%	01/24/23	15,000		14,955
	REGATTA FDG CO LLC	4.783%	04/06/23	5,000		4,936
	ROCHE HLDGS INC	4.294%	01/11/23	2,900		2,896
	ROYAL BK CDA	4.535%	02/21/23	13,000		12,914
	ROYAL BK CDA N Y BRH	4.326%	01/09/23	10,000		9,988
	SALISBURY RECEIVABLES CO LLC	4.408%	02/06/23	5,000		4,977
	SUMITOMO MITSUI TR BK	4.270%	01/10/23	12,800		12,783
	SVENSKA HANDELSBANKEN AB	4.419%	03/10/23	12,000		11,898
	TORONTO DOMINION BANK Z/CPN	4.606%	04/10/23	12,000		11,846
	TOYOTA INDS COML FIN INC	4.419%	02/13/23	9,000		8,951
	UNILEVER CAP CORP	4.317%	01/23/23	13,500		13,461

	TOTAL CORPORATE DEBT SECURITIES					913,836

*	PARTICIPANT LOANS	3.75% to 7.50% Maturity from 1 to 60 months				139,133

*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON/COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		320		4,607,813

*	NT EXTENDED EQUITY MARKET INDEX FUND		2,526		2,244,790

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,916		1,499,745

*	NT AGGREGATE BOND INDEX FUND		1,782		960,426

*	NT GOVERNMENT STIF FUND		134,309		134,309

	TOTAL COMMON/COLLECTIVE TRUSTS				9,447,083

	COMMON STOCK

*	EXXON MOBIL CORPORATION		76,065		8,389,883

	TOTAL ASSETS HELD				21,251,644

*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of ExxonMobil Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ExxonMobil Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i- Schedule of Assets (Held At End Of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 13, 2023

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joe Bob Allaire

Joe Bob Allaire
Administrator-Accounting

Dated: June 13, 2023

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 13, 2023